

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

August 18, 2021

Hong - Jung Chen
Chief Executive Officer
Maxpro Capital Acquisition Corp.
5/F-4, No. 89
Songren Road, Xinyi District
Taipei City 11073

> **Re: Maxpro Capital Acquisition Corp.**
> **Amendment No. 1 to Form S-1**
> **Filed August 3, 2021**
> **File No. 333-258091**

Dear Mr. Chen:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment 1 to Form S-1

Capitalization, page 83

1. We note that you are offering 10,000,000 shares of Class A common stock as part of your initial public offering of units, but only show 9,322,355 shares of Class A common stock subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 10,000,000 shares of Class A common stock were not required to be presented outside of permanent equity and part of shares subject to

possible redemption.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.  Please contact Stacie Gorman at 202-551-3585 or Erin Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Andrew Tucker, Esq.